UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

TECUMSEH PRODUCTS COMPANY

(Name of Subject Company)

MA INDUSTRIAL SUB INC.

(Names of Filing Persons (Offerors))

MA INDUSTRIAL JV LLC

(Names of Filing Persons (Parent of Offeror))

MUELLER INDUSTRIES, INC.

DENO INVESTMENT COMPANY II, INC.

ATLAS CAPITAL RESOURCES II LP

ATLAS CAPITAL RESOURCES (P) II LP

(Names of Filing Persons (Others))

COMMON SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

878895309

(CUSIP Number of Class of Securities)

Serge Benchetrit

Steven A. Seidman

Mark A. Cognetti

Sean M. Ewen

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Phone: (212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,702,217.15	$11,120.60

*	Estimated solely for the purpose of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares or common stock, par value $0.00 per share (the “Shares”) of Tecumseh Products Company (“TECU”), at a purchase price of $5.00 per Share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding, and settle outstanding options, restricted stock units, phantom shares, stock appreciation rights and deferred stock units.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$11,120.60	Filing Party:	MA Industrial Sub Inc.
			MA Industrial JV LLC
			Mueller Industries, Inc. Deno Investment Company II, Inc. Atlas Capital Resources II LP Atlas Capital Resources (P) II LP

Form or Registration No.:	Schedule TO-T (File No.005-30158)	Date Filed:	August 21, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 4 to Schedule TO (this “Amendment”) is filed by MA Industrial JV LLC (“Parent”), MA Industrial Sub Inc. (“Purchaser”), Mueller Industries, Inc., Deno Investment Company II, Inc., Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (collectively, the “Filing Persons”), and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 21, 2015 (together with any amendments and supplements thereto, the “Schedule TO”) by the Filing Persons and relates to the tender offer by Purchaser and Parent, for all of the outstanding common shares, no par value per share (the “Shares”) of Tecumseh Products Company, a Michigan corporation (“TECU”), at a price of $5.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated August 21, 2015 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to Items 1 through 9 and Item 11 of this Amendment, except as otherwise set forth below. This Amendment should be read together with the Schedule TO.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented to include the following:

“At midnight, New York City time, at the end of the day on September 18, 2015, the Offer expired as scheduled and was not extended. Purchaser was advised by the Depositary that, as of the Expiration Time, a total of 16,399,431 Shares (excluding Shares delivered pursuant to notice of guaranteed delivery procedures) were validly tendered in, and not withdrawn from, the Offer, representing approximately 88.34% of the outstanding Shares on a fully diluted basis. In addition, Notices of Guaranteed Delivery have been delivered with respect to 479,760 additional Shares, together with all other Shares validly tendered in, and not withdrawn from the Offer, representing approximately 90.93% of the outstanding Shares on a fully diluted basis. The number of Shares tendered pursuant to the Offer satisfied the Minimum Condition. Accordingly, all conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered in, and not withdrawn from, the Offer.

Because Purchaser owned more than 90% of the outstanding Shares, subsequent to the completion of the Offer, pursuant to the Merger Agreement, on September 21, 2015, Purchaser merged with and into TECU (the “Merger”), with TECU continuing as the surviving corporation and a wholly owned subsidiary of Parent, pursuant to the terms of the Merger Agreement and without a meeting of shareholders of TECU in accordance with Section 711 of Act 284, Public Acts of 1972 (the “MBCA”). At the effective time of the Merger (the “Effective Time”), each Share that was outstanding immediately prior to the Effective Time (other than Shares owned by TECU or its wholly owned subsidiaries or Parent or any of its subsidiaries) was cancelled and converted into the right to receive cash in an amount equal to the Offer Price, without interest. In addition, at the Effective Time, each issued and outstanding share of Purchaser capital stock was converted into and became one fully paid and non-assessable share of common stock no par value, of the surviving corporation.

Following the Merger, all Shares will be delisted and cease to trade on the NASDAQ. Parent intends to take steps to cause termination of the registration of the Shares under the Exchange Act and suspend all of TECU’s reporting obligations under the Exchange Act as promptly as practicable.

The press release announcing the expiration and results of the Offer, issued on September 21, 2015, is attached as Exhibit (a)(5)(A) hereto, and is incorporated herein by reference.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(A) Press Release issued by Parent on September 21, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2015

MA INDUSTRIAL SUB INC.

By:	/s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Co-President

By:	/s/ Gregory L. Christopher
Name: Gregory L. Christopher
Title: Co-President

MA INDUSTRIAL JV LLC

By:	/s/ Timothy J. Fazio
Name: Timothy J. Fazio
Title: Co-President

By:	/s/ Gregory L. Christopher
Name: Gregory L. Christopher
Title: Co-President

MUELLER INDUSTRIES, INC.

By:	/s/ Gregory L. Christopher
Name:	Gregory L. Christopher
Title:	Chief Executive Officer

DENO INVESTMENT COMPANY II, INC.

By:	/s/ Kent Schenk
Name:	Kent Schenk
Title:	President

By:	/s/ James Davidson
Name:	James Davidson
Title:	Secretary

ATLAS CAPITAL RESOURCES II LP

By: Atlas Capital GP II LP, its general partner
By: Atlas Capital Resources GP II LLC, its general partner

By:	/s/ Timothy J. Fazio
Name:	Timothy J. Fazio
Title:	Managing Partner

ATLAS CAPITAL RESOURCES (P) II LP

By: Atlas Capital GP II LP, its general partner
By: Atlas Capital Resources GP II LLC, its general partner

By:	/s/ Timothy J. Fazio
Name:	Timothy J. Fazio
Title:	Managing Partner

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(5)(A)	Press Release issued by Parent on September 21, 2015.